                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          National City Bancorporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $1.25 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  635312-10-1
                          ----------------------------
                                 (CUSIP Number)

D.I.A. Bank Trust, c/o Andreas Office, P.O. Box 3584, Mankato, Minnesota 56002-3584, 507-345-1233

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   12/31/97
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CusipNo.   635312-10-1                             Page   2    of Page        4

  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        D.I.A. Bank Trust (a revocable trust of which Dorothy Inez Andreas is the sole trustee)

  2     Check the Appropriate Box if a Member of a Group        (a) / /
                                                                (b) /X/
  3     SEC Use Only

  4     Source of Funds*

        N/A

  5 Check Box If Disclosure of Legal Proceedings is required pursuant / / to Items 2(d) or 2(e)

        N/A

  6     Citizenship or Place of Organization

        United States

     Number of       7      Sole Voting Power

      Shares                1,488,547 *

    beneficially     8      Shared Voting Power
       owned
                            -0-
      by each
                     9      Sole Dispositive Power
     reporting
                            1,488,547 *
   person with
                     10     Shared Dispositive Power

                            -0-

  11    Aggregate Amount Beneficially Owned by Each Reporting Person

        1,488,547 *

  12    Check Box if the Aggregate amount in Row (11) Excludes        /X/
        Certain Shares*                                         (See Exhibit A)


  13    Percent of Class Represented by Amount in Row (11)

        18.4%

  14    Type of Reporting Person*

        IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          Include Both Sides of the Cover Page, Responses To Items 1-7

* Reflects a 10% stock dividend received on 6/11/97.

         This Amendment No. 4 amends the statement on Amendment No. 3 to
Schedule 13D filed by Dorothy Inez Andreas and the D.I.A. Bank Trust (the "Reporting Person") on June 6, 1996, (the "Schedule 13D") in connection with her holdings of shares of common stock, par value $1.25 per share (the "Shares"), of National City Bancorporation, an Iowa corporation. Except as otherwise noted, all defined terms have the meanings ascribed in the Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         (a) The Reporting Person is the direct beneficial owner of 1,488,547 Shares or 18.4% of the Company's issued and outstanding Shares.

         (b) As sole and co-trustee of trusts for the benefit of members of her family, the Reporting Person possesses sole investment and voting power with respect to 13,565 Shares and possesses shared investment and voting power with respect to 13,565 Shares. The Reporting Person may be deemed to share voting and investment power with respect to 558,828 Shares held by her spouse as sole trustee of trusts for the benefit of members of her family. In accordance with Exchange Act Rule 13d-4, the Reporting Person disclaims beneficial ownership of all Shares held by her spouse and held as sole or co-trustee of trust for the benefit of members of her family.

         (c) All transactions in the Shares effected by the Reporting Person since June 6, 1996 are set forth in Exhibit A hereto and are herein incorporated by reference.

         (d) Except as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.    Schedule of Transactions made by the Reporting Person
                       since June 6, 1996.

                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 1998.       By: s/ Dean Wuebker
                                  ----------------------------------------------
                                    as Attorney-in-Fact for Dorothy Inez Andreas

                                   EXHIBIT A

                            SCHEDULE OF TRANSACTIONS

D.I.A. Bank Trust

                           Shares Acquired
Date                       (Disposed of)           Price Per Share           Nature of Transaction
----                      ---------------          ---------------           ---------------------
8/25/97                       11,658                 $  25.00                Open Market Purchase


6/11/97                      134,262                      N/A                Stock Dividend
6/11/97                        1,233  (1)                 N/A                Stock Dividend

(1) Shares held as trustee for the benefit of members of Mrs. Andreas' family, of which Mrs. Andreas disclaims beneficial ownership in accordance with Rule 13d-4.















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